UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73734 / December 4, 2014

Admin. Proc. File No. 3-16024

In the Matter of

ATP OIL & GAS CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL
AND ORDER RESOLVING RELATED REQUEST AND MOTIONS

Douglas Meyer, a shareholder of ATP Oil & Gas Corp. ("ATP"), requests that entry of
any finality order with respect to the September 5, 2014 initial decision revoking the registration
of ATP's registered securities[1] be delayed until after its equity holders "reach a final resolution
with the bankruptcy court" in ATP's pending case under Chapter 7 of the United States
Bankruptcy Code.[2] The Commission's administrative law judge issued her Initial Decision
Making Findings and Revoking Registration by Default after ATP failed to respond to the Order
Instituting Proceedings.

In response to Meyer's request, the Division of Enforcement moves for entry of a finality
order with respect to the Initial Decision. The Division also moves that Meyer's request for
delay and a prior letter dated August 26, 2014 that he sent to the law judge not be treated as
answers to the Order Instituting Proceedings.

For the reasons set forth below, Meyer's request for delay is denied, the Division's motion
to enter a finality order is granted, and the Division's motion not to treat Meyer's letters as
answers to the OIP is denied as moot.

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[1]   *ATP Oil & Gas Corp.,* Initial Dec. Release No. 664 (Sept. 5, 2014), 109 SEC Docket 14,
2014 WL 4384139.

[2]   Meyer sought this relief in an October 3, 2014 letter to Administrative Law Judge Carol
Fox Foelak. Meyer's request was referred to the Commission because law judges neither issue
finality orders nor are authorized to delay their issuance. Rule of Practice 360(d), 17 C.F.R.
§ 201.360(d) (providing that Commission, not hearing officer, issues finality order).

I.   BACKGROUND

ATP is a Texas corporation located in Houston, with a class of securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934.[3] ATP is delinquent in its periodic filings with the Commission and has not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012. On August 17, 2012, ATP filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas, which subsequently was converted to a liquidation proceeding under Chapter 7.

On September 5, 2014, following ATP's failure to respond to an Order Instituting Proceedings and Notice of Hearing Pursuant to Exchange Act Section 12(j), the law judge issued an initial decision finding ATP in default, concluding that it had violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder by failing to file required annual and quarterly reports, and revoking the registration of ATP's registered securities.[4]

The Commission's Office of the Secretary has received two letters from Meyer to the law judge. On September 8, 2014, the Office received the first letter, which was dated August 26, 2014. In that letter, Meyer stated that he had "no excuse for [ATP's] management team" for failing to ensure that ATP made its periodic filings according to law. Instead, Meyer expressed his desire that the "due process rights" of ATP equity holders be protected in ATP's bankruptcy. In particular, Meyer was concerned that senior creditors might force a settlement of a lawsuit that ATP had brought against BP relating to the Deepwater Horizon explosion in the Gulf of Mexico that would not be advantageous to ATP's shareholders. Meyer asserted that "[a]s the [Commission] has a role in protecting 'public' shareholders['] rights, I wanted to voice my concerns and point out that ATP Oil and Gas might be made whole again, if [its] suit is won in the U.S. courts." Ultimately, however, Meyer recognized that due process in ATP's bankruptcy was "not the responsibility of the [Commission]." And although he "voice[d] his concerns," Meyer did not request that the law judge take any action in response to his letter, and she did not respond to it.

On October 21, 2014, the Office of the Secretary received a second letter from Meyer to the law judge, dated October 3, 2014. Meyer did not challenge the findings of the Initial Decision or the revocation of registration therein but requested that the law judge "delay any order of 'Finality' revoking ATP's Registration until after equity holders reach a final resolution with the bankruptcy court."[5] Meyer also repeated his concerns regarding shareholder due process rights in ATP's bankruptcy proceeding and his statement that ATP's management team had failed to file timely periodic reports with the Commission.

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[3]   15 U.S.C. § 78*l*(g).

[4]   *See supra* note 1.

[5]   In a letter to Meyer dated November 10, 2014, the Office of the Secretary informed Meyer that the law judge did not have authority to enter or delay issuance of finality orders, and that his letter accordingly had been referred to the Commission.

On November 13, 2014, the Division filed its motion for entry of finality order and to not treat Meyer's letters as answers to the OIP. With its filing, the Division submitted a letter from the Trustee for ATP's Chapter 7 bankruptcy estate confirming that ATP had received notice of the administrative proceeding before the Commission to revoke the registration of ATP's public securities, recounting that the Trustee had determined that there was no value to ATP's estate in attempting to maintain that registration, and stating that the Trustee would not appear in the administrative proceeding before the Commission or take any steps to prevent revocation of the registration of ATP's registered securities. Meyer did not respond to the Division's motion.

II.   ANALYSIS

Rule 360(d)(2) of our Rules of Practice provides for the entry of an order that an initial decision has become final if (1) "a party or aggrieved person entitled to review fails to file timely a petition for review or a motion to correct a manifest error of fact in the initial decision," and (2) the Commission does not order review of the decision on its own initiative. As explained below, these conditions are satisfied, and the Division's motion for entry of a finality order is granted.

First, neither a petition for review of the Initial Decision nor a motion to correct a manifest error of fact has been filed, and the time for seeking such relief has expired. As stated in the Initial Decision, any petition for review was required to be filed within twenty-one days of service of the Initial Decision,[6] and any motion to correct a manifest error was required to be filed within ten days of the Initial Decision.[7] Meyer's letter requesting a delay in entry of a finality order is not a petition for review. Meyer does not take issue with the conclusions reached in the Initial Decision and does not dispute ATP's failure to file its required periodic filings.[8] And Meyer's letter is not a motion to correct because it does not identify any errors in the Initial Decision.[9] Instead, Meyer merely requests that the effectiveness of the Initial Decision be delayed.[10]

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[6]   *ATP Oil & Gas*, 2014 WL 4384139, at *3; *see also* Rule of Practice 360(b), 17 C.F.R. § 201.360(b) ("The initial decision shall also state the time period, not to exceed 21 days after service of the decision, except for good cause shown, within which a petition for review of the initial decision may be filed.").

[7]   *ATP Oil & Gas*, 2014 WL 4384139, at *3; Rule of Practice 111(h), 17 C.F.R. § 201.111(h) ("Any motion to correct must be filed within ten days of the initial decision").

[8]   *See* Rule of Practice 410(b), 17 C.F.R. § 201.410(b) ("The petition [for review of an initial decision] shall set forth the specific findings and conclusions of the initial decision as to which exception is taken, together with supporting reasons for each exception.").

[9]   *See* Rule of Practice 111(h), 17 C.F.R. § 201.111(h) ("A motion to correct [a manifest error of fact in an initial decision] is properly filed under this Rule only if the basis for the motion is a patent misstatement of fact in the initial decision.").

[10]   Because Meyer does not challenge the law judge's substantive conclusions, it need not be determined whether Meyer is an "aggrieved person entitled to review" who might have filed a

(continued…)

Second, the Commission did not order review of the Initial Decision on its own initiative within the time specified in the Rules of Practice. Under Rule 411(c), the Commission may order such review within twenty-one days after the end of the period specified for filing a petition for review.[11] The time period for such Commission review thus also has expired. Accordingly, entry of a finality order is appropriate.

Meyer's contrary argument that entry of the finality order should be delayed until the rights of ATP's equity holders are resolved in its bankruptcy proceeding is unavailing. Meyer seeks to protect his interests in ATP's bankruptcy with respect to his ATP shares, but those interests are a subject of the bankruptcy court's liquidation proceedings. And no one contends that the law judge incorrectly revoked the registration of ATP's registered securities. Granting the relief Meyer requests would delay revocation without apparent justification, especially where, as here, shareholders' interests are considered in the context of the bankruptcy proceedings.

The Division also correctly observes that Meyer's letters to Judge Foelak are not answers to the OIP. Those letters advocate for Meyer's interests and those of other ATP equity holders, rather than act for ATP's benefit, or seek to re-open a proceeding in which ATP defaulted. But because the Division's motion for entry of a finality order is granted without reference to this issue, its motion with respect to the letters is denied as moot.

III.   RELIEF AND FINALITY

IT IS ORDERED that Douglas Meyer's request that the Commission delay entry of the finality order with respect to the Initial Decision revoking the registration of ATP's registered securities be, and hereby is, denied; and

IT IS FURTHER ORDERED that the Division of Enforcement's motion for entry of a finality order with respect to the Initial Decision revoking the registration of ATP's registered securities be, and hereby is, granted; and

IT IS FURTHER ORDERED that the Division of Enforcement's motion that Douglas Meyer's letters to Administrative Law Judge Carol Fox Foelak in Administrative Proceeding File No. 3-16024 not be treated as answers be, and hereby is, denied as moot; and

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(…continued)

timely petition for review. Rule of Practice 360(d), 17 C.F.R. § 201.360(d) (recognizing that an "aggrieved person entitled to review" may file a petition for review of an initial decision); Rule of Practice 410(a), 17 C.F.R. § 201.410(a) (permitting "any party, and any other person who would have been entitled to judicial review of the decision" to file a petition for review).

[11]   17 C.F.R. § 201.411(c).

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[12] that the Initial Decision of the administrative law judge[13] has become the final decision of the Commission with respect to ATP Oil & Gas Corp. The order contained in that decision is hereby declared effective. The Initial Decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of ATP Oil & Gas Corp. is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[12]   17 C.F.R. § 201.360(d).

[13]   *See supra* note 1. The stock symbol and Central Index Key number for ATP are ATPAQ and 1123647, respectively.

INITIAL DECISION RELEASE NO. 664
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16024

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
ATP OIL & GAS CORP.,	:	INITIAL DECISION MAKING
CAMBRIDGE HOLDINGS, LTD.,	:	FINDINGS AND REVOKING
FTE NETWORKS, INC.,	:	REGISTRATION BY DEFAULT
RAYSTREAM, INC., and	:	September 5, 2014
SHELRON GROUP, INC.	:	

APPEARANCE: David S. Frye for the Division of Enforcement,
Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of ATP Oil & Gas Corp. (ATPAQ)[1] (Respondent).[2] The revocation is based on Respondent's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on August 20, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Respondent was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on August 21, 2014.[3] To date, it has not filed an Answer to the OIP, due ten days after service. *See* OIP at 3;

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[1] The short form of the issuer's name is also its stock symbol.

[2] The other captioned respondents remain in the proceeding.

[3] Respondent was served with the OIP by USPS Express Mail delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

17 C.F.R. § 201.220(b). Thus, Respondent has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondent is in default, and the undersigned finds that the allegations in the OIP are true as to it. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondent, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

ATPAQ (CIK No. 1123647)[4] is a Texas corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ATPAQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $131,521,000 for the prior three months. On August 17, 2012, ATPAQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was still pending as of August 18, 2014. As of August 18, 2014, the common stock of ATPAQ was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets"), had nineteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the registered securities of Respondent will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondent's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

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[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of ATP Oil & Gas Corp. is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[5]

_____
Carol Fox Foelak
Administrative Law Judge

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[5] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13-14 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).